Exhibit 99.18

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc., we hereby consent to the use of our name in connection with the reference to the mineral resource estimate for the Suyai Project as at December 31, 2012 (the “Estimate”); and to references to the inclusion of the Estimate in the Annual Report on Form 40-F.
We also consent to the incorporation by reference of the above mentioned Annual Report on Form 40-F in the Registration Statements No. 333-173707 on Form F-10 and Nos. 333-145300, 333-148048 and 333-159047 on Form S-8.

WESTERN SERVICES ENGINEERING INC.

By:	/s/ Robin J. Young
Name:	Robin J. Young
Title:	P. Geo.

March 28, 2013